UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 25

OMB APPROVAL
OMB Number:	3235-0080

Expires:	March 31, 2021
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NOTIFICATION OF REMOVAL FROM LISTING AND/OR
REGISTRATION UNDER SECTION 12(b) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	001-32880

VanEck Vectors ETF Trust, Exchange: NYSE Arca, Inc.

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

666 Third Avenue - 9th Floor, New York, New York 10017

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

See Attachment A

(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐	17 CFR 240.12d2-2(a)(1)

☐	17 CFR 240.12d2-2(a)(2)

☐	17 CFR 240.12d2-2(a)(3)

☐	17 CFR 240.12d2-2(a)(4)

☐      Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.1

      Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, VanEck Vectors ETF Trust (Name of Issuer or Exchange) certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

December 9, 2019	By	/s/ Matthew A. Babinsky	Assistant Vice President
Date		Name	Title

1 Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.

SEC 1654 (03-06)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Attachment A

VanEck Vectors Fallen Angel High Yield Bond ETF

VanEck Vectors Gaming ETF

VanEck Vectors Morningstar Durable Dividend ETF

VanEck Vectors Morningstar Global Wide Moat ETF

VanEck Vectors Morningstar International Moat ETF

VanEck Vectors Morningstar Wide Moat ETF

VanEck Vectors Retail ETF

VanEck Vectors Russia ETF

VanEck Vectors Russia Small-Cap ETF

VanEck Vectors Semiconductor ETF

VanEck Vectors Video Gaming and eSports ETF

VanEck Vectors Vietnam ETF